Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ENMGF

GRANT OF STOCK OPTIONS

VANCOUVER Canada, August 6, 2009 Entourage Mining Ltd. (the “Company”) (OTCBB: ENMGF) announces that the Company has granted a total of 720,000 stock options at an exercise price of US$0.35 per share to certain directors, officers, employees and consultants of the Company. The options carry a five (5) year term and will expire on August 6, 2014.

The stock options have been granted pursuant to the Company’s new share option plan (the “Share Option Plan”), which has been approved by the Company’s Board of Directors but remains subject to shareholder approval. The Share Option Plan will be presented to the Company’s shareholders for approval at the Company’s next Annual General Meeting.

The options granted under the Share Option Plan will not be exercisable unless and until the Share Option Plan is approved by the Company’s shareholders.

Entourage Mining Ltd. is a Vancouver based exploration mining company that has a 65% unencumbered interest in the Doran uranium project in Costebelle Township, Quebec. As well, the Company has an option to acquire a 100% interest in the Pires Gold Project situated in Goias State in Central Brazil.

ON BEHALF OF THE BOARD OF DIRECTORS

“Gregory F Kennedy”

Gregory F Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Email: info@entouragemining.com	Facsimile: 604-669-4368